Exhibit 2.7

SEVENTH AMENDMENT TO AGREEMENT AND PLAN OF MERGER

     This Seventh Amendment to Agreement and Plan of Merger (“Seventh Amendment”) is made and entered into on this 6th day of February, 2015, by and among Eos Petro, Inc. (“Eos”), Eos Merger Sub, Inc. (“Merger Subsidiary”), a wholly owned subsidiary of Eos, and Dune Energy, Inc. (the “Company”).

WHEREAS,  the Company, Eos and Merger Subsidiary have previously entered into an Agreement and Plan of Merger, dated as of September 17, 2014, as amended on November 6, 2014, November 20, 2014, December 22, 2014, January 15, 2015, January 23, 2015 and January 30, 2015 (the “Merger Agreement”), whereby it has been agreed that Merger Subsidiary will make a cash tender offer to acquire all of the Company’s outstanding shares of common stock, $0.001 par value per share, upon the terms and conditions set forth in the Merger Agreement and the Offer Documents filed with the SEC by Eos and Merger Subsidiary.

WHEREAS, in accordance with Section 9.3 of the Merger Agreement, the parties to the Merger Agreement desire to amend certain terms of the Merger Agreement as set forth in this Seventh Amendment so as to, among other things, extend the Expiration Date;

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Seventh Amendment and in the Merger Agreement, and intending to be legally bound hereby, Eos, Merger Subsidiary and the Company hereby agree as follows:

1.	Defined Terms. Terms not defined herein shall have the meaning ascribed thereto in the Merger Agreement as amended.
2.	Amendment to Expiration Date. The Expiration Date, as set forth in Section 2.1(c) of the Merger Agreement, is extended to midnight, New York City time, on February 13, 2015.
3.
Consent and Waiver. Eos and Merger Subsidiary hereby confirm and acknowledge that any amendments to, waivers or defaults under, or expiration of the Forbearance Agreements dated September 30, 2014, January 2, 2015 and January 30, 2015 by and among the Company, certain lenders and the Bank of Montreal, any resulting effects on the Company’s business related directly thereto, or the entry into a new forbearance agreement is hereby consented to and will not be deemed to be a breach of any representation, warranty or covenant contained in the Merger Agreement.

4.
Effect of Amendment. This Seventh Amendment, except as expressly provided herein, shall not be deemed to be a consent to the modification or waiver of any other term or condition of the Merger Agreement (including, without limitation, the Company’s termination rights under Sections 8.1(c)  and 8.3(c) to the Merger Agreement).  Except as otherwise expressly provided herein, all of the terms, conditions and provisions of the Merger Agreement, and all other documents, instruments and agreements executed and/or delivered in connection therewith, shall continue in full force and effect, and are hereby ratified and confirmed.

5.
Miscellaneous. This Seventh Amendment may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. Signatures delivered by means of facsimile, “.pdf” or other electronic transmission shall be valid and binding to the same extent as the delivery of original signatures.

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     In Witness Whereof, the parties have caused this Seventh Amendment to Agreement and Plan of Merger to be executed as of the date first above written.

EOS PETRO, INC.

By:/s/ Nikolas Konstant
Name: Nikolas Konstant
Title:  Chairman and CFO

EOS MERGER SUB, INC.

By: /s/ Nikolas Konstant
Name: Nikolas Konstant
Title: President and CEO

DUNE ENERGY, INC.

By:/s/ James A. Watt
Name: James A. Watt
Title: President and CEO